SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Responsys, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

761248103

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 18

CUSIP NO. 761248103	13 G	Page 2 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VI L.P. (“A6”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,009,960 shares, all of which are directly owned by A6. Accel VI Associates L.L.C. (“A6A”), the general partner of A6, may be deemed to have sole power to vote these shares, and James W. Breyer (“JWB”), Arthur C. Patterson (“ACP”) and James R. Swartz (“JRS”), the managing members of A6A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,009,960 shares, all of which are directly owned by A6. A6A, the general partner of A6, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 761248103	13 G	Page 3 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VI-S L.P. (“A6S”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,415,973 shares, all of which are directly owned by A6S. A6A, the general partner of A6S, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,415,973 shares, all of which are directly owned by A6S. A6A, the general partner of A6S, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,415,973
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 761248103	13 G	Page 4 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors ’98 L.P. (“AI98”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 412,739 shares, all of which are directly owned by AI98. JWB, ACP and JRS, the general partners of AI98, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 412,739 shares, all of which are directly owned by AI98. JWB, ACP and JRS, the general partners of AI98, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 412,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 761248103	13 G	Page 5 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors ’98-S L.P. (“AI98S”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
683,397 shares, all of which are directly owned by AI98S. A6A, the general partner of AI98S, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
683,397 shares, all of which are directly owned by AI98S. A6A, the general partner of AI98S, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 683,397
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 761248103	13 G	Page 6 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel VI Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,109,330 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S and 683,397 are directly owned by AI98S. A6A, the general partner of A6, A6S and AI98S, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
6,109,330 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S and 683,397 are directly owned by AI98S. A6A, the general partner of A6, A6S and AI98S, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of A6A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,109,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 761248103	13 G	Page7 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Internet Fund II L.P. (“AIF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
129,036 shares, all of which are directly owned by AIF2. Accel Internet Fund II Associates L.L.C. (“AIF2A”), the general partner of AIF2, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of AIF2A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
129,036 shares, all of which are directly owned by AIF2. AIF2A, the general partner of AIF2, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of AIF2A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 761248103	13 G	Page 8 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Internet Fund II Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
129,036 shares, all of which are directly owned by AIF2. AIF2A, the general partner of AIF2, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of AIF2A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
129,036 shares, all of which are directly owned by AIF2. AIF2A, the general partner of AIF2, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of AIF2A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,036
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 761248103	13 G	Page 9 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Keiretsu VI L.P. (“AK6”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
87,602 shares, all of which are directly owned by AK6. Accel Keiretsu VI Associates L.L.C. (“AK6A”), the general partner of AK6, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of AK6A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
87,602 shares, all of which are directly owned by AK6. AK6A, the general partner of AK6, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of AK6A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 761248103	13 G	Page 10 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Keiretsu VI Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
87,602 shares, all of which are directly owned by AK6. AK6A, the general partner of AK6, may be deemed to have sole power to vote these shares, and JWB, ACP and JRS, the managing members of AK6A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
87,602 shares, all of which are directly owned by AK6. AK6A, the general partner of AK6, may be deemed to have sole power to dispose of these shares, and JWB, ACP and JRS, the managing members of AK6A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 761248103	13 G	Page 11 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James W. Breyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
6,738,707 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S, 129,036 are directly owned by AIF2, 683,397 are directly owned by AI98S, 87,602 are directly owned by AK6 and 412,739 are directly owned by AI98. JWB is a managing member of A6A, the general partner of A6, A6S and AI98S, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
6,738,707 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S, 129,036 are directly owned by AIF2, 683,397 are directly owned by AI98S, 87,602 are directly owned by AK6 and 412,739 are directly owned by AI98. JWB is a managing member of A6A, the general partner of A6, A6S and AI98S, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 761248103	13 G	Page 12 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arthur C. Patterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
6,738,707 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S, 129,036 are directly owned by AIF2, 683,397 are directly owned by AI98S, 87,602 are directly owned by AK6 and 412,739 are directly owned by AI98. ACP is a managing member of A6A, the general partner of A6, A6S and AI98S, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
6,738,707 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S, 129,036 are directly owned by AIF2, 683,397 are directly owned by AI98S, 87,602 are directly owned by AK6 and 412,739 are directly owned by AI98. ACP is a managing member of A6A, the general partner of A6, A6S and AI98S, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 761248103	13 G	Page 13 of 20 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James R. Swartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
6,738,707 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S, 129,036 are directly owned by AIF2, 683,397 are directly owned by AI98S, 87,602 are directly owned by AK6 and 412,739 are directly owned by AI98. JRS is a managing member of A6A, the general partner of A6, A6S and AI98S, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
6,738,707 shares, of which 1,009,960 are directly owned by A6, 4,415,973 are directly owned by A6S, 129,036 are directly owned by AIF2, 683,397 are directly owned by AI98S, 87,602 are directly owned by AK6 and 412,739 are directly owned by AI98. JRS is a managing member of A6A, the general partner of A6, A6S and AI98S, a managing member of AIF2A, the general partner of AIF2, a managing member of AK6A, the general partner of AK6 and a general partner of AI98, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,738,707
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 761248103	13 G	Page 14 of 20 Pages

ITEM 1(A).	NAME OF ISSUER Responsys, Inc.
ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 900 Cherry Ave, 5th Floor San Bruno, CA 94066
ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Accel VI L.P., a Delaware limited partnership (“A6”), Accel VI-S L.P. , a Delaware limited partnership (“A6S”), Accel Investors ’98-S L.P., a Delaware limited partnership (“AI98S”), Accel VI Associates L.L.C., a Delaware limited liability company and the general partner of A6, A6S and AI98S (“A6A”), Accel Internet Fund II L.P., a Delaware limited partnership (“AIF2”), Accel Internet Fund II Associates L.L.C., a Delaware limited liability company and the general partner of AIF2 (“AIF2A”), Accel Keiretsu VI L.P., a Delaware limited partnership (“AK6”), Accel Keiretsu VI Associates L.L.C., a Delaware limited liability company and the general partner of AK6 (“AK6A”), Accel Investors ’98 L.P., a Delaware limited partnership (“AI98”), James W. Breyer (“JWB”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98, Arthur C. Patterson (“ACP”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98 and James R. Swartz (“JRS”), a managing member of A6A, AIF2A and AK6A and a general partner of AI98. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
A6A, the general partner of A6, A6S and AI98S, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A6, A6S and AI98S. AIF2A, the general partner of AIF2, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AIF2. AK6A, the general partner of AK6, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AK6. JWB, ACP and JRS are managing members of A6A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A6, A6S and AI98S. JWB, ACP and JRS are managing members of AIF2A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AIF2. JWB, ACP and JRS are managing members of AK6A and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AK6. JWB, ACP and JRS are general partners of AI98 and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AI98.
ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

  The address for each of the Reporting Persons is:

  Accel Partners

  428 University Ave.

  Palo Alto, California 94301

ITEM 2(C)	CITIZENSHIP A6, A6S, AIF2, AI98S, AK6 and AI98 are Delaware limited partnerships. A6A, AIF2A and AK6A are Delaware limited liability companies. JWB, ACP and JRS are United States citizens.

ITEM 2(D) AND (E). TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

                              Common Stock
                              CUSIP # 761248103

CUSIP NO. 761248103	13 G	Page 15 of 20 Pages

ITEM 3.	Not Applicable
ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2011:
(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the partnership agreements of A6, A6S, AIF2, AI98S, AK6 and AI98, and the limited liability company agreements of A6A, AIF2A and AK6A the general partners, limited partners, members or shareholders, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or shareholder.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

CUSIP NO. 761248103	13 G	Page 16 of 20 Pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable
ITEM 10.	CERTIFICATION. Not applicable

CUSIP NO. 761248103	13 G	Page 17 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

Entities:
Accel VI L.P.
Accel VI-S L.P.
Accel Internet Fund II L.P.
Accel Investors ’98 L.P.
Accel Investors ’98-S L.P.
Accel Keiretsu VI L.P.
Accel Keiretsu VI Associates L.L.C.
Accel VI Associates L.L.C.
Accel Internet Fund II Associates L.L.C.

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

Individuals:
James W. Breyer
Arthur C. Patterson
James R. Swartz

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals

CUSIP NO. 761248103	13 G	Page 18 of 20 Pages

EXHIBIT INDEX

		Sequentially
Exhibit	Document Description	Numbered Page

Exhibit A	Agreement of Joint Filing	19

Exhibit B	Reference to Tracy L. Sedlock as Attorney-in-Fact	20

CUSIP NO. 761248103	13 G	Page 19 of 20 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Responsys, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2012

Entities:
Accel VI L.P.
Accel VI-S L.P.
Accel Internet Fund II L.P.
Accel Investors ’98 L.P.
Accel Investors ’98-S L.P.
Accel Keiretsu VI L.P.
Accel Keiretsu VI Associates L.L.C.
Accel VI Associates L.L.C.
Accel Internet Fund II Associates L.L.C.

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed entities

Individuals:
James W. Breyer
Arthur C. Patterson
James R. Swartz

		By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact
for above-listed individuals

CUSIP NO. 761248103	13 G	Page 20 of 20 Pages

EXHIBIT B

Reference to Tracy L. Sedlock as Attorney-in-Fact

Tracy L. Sedlock has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.